E.B.

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
416

SEC

19008326

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carta Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 HARRISON STREET, SUITE 120
(No. and Street)

SAN FRANCISCO (City) CA (State) 94107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EdOUARD MIALHE (407)-990 4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Edouard Mialhe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carta Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP

Title

Notary Public

DEANNA FONG
Notary Public - California
San Francisco County
Commission # 2179829
My Comm. Expires Jan 15, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

DEANNA FONG
Notary Public - California
San Francisco County
Commission # 2179829
My Comm. Expires Jan 15, 2021

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 1st day of February, 2019 by Edouard Mialhe proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Deanna Fong

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Carta Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carta Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Carta Securities, LLC
Statement of Financial Condition
December 31, 2018

		2018
ASSETS		
Assets		
Cash	$	621,881
Deposit with clearing organization		250,000
Receivables from customers		15,075
Other receivables		5,352
Total assets	$	892,308
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	11,500
Intercompany payable		19,347
Accrued expenses		13,755
Deferred revenue		46,626
Total liabilities		91,228
Member's Equity		801,080
Total liabilities and member's equity	$	892,308

The accompanying notes are an integral part of the financial statements

Carta Securities, LLC
Statement of Operations
Year Ended December 31, 2018

Revenue		
Subscription income	$	53,081
Interest Income		4,207
Total revenue		57,288
Operating Expenses		
Professional fees		168,267
Administrative personnel and general consulting services		180,000
Technology and Communication		33,332
Clearance and settlement fees		36,385
Regulatory fees		38,939
Occupancy		24,300
Other expenses		5,966
Total Operating Expenses		487,189
Net Loss	$	(429,901)

The accompanying notes are an integral part of the financial statements

Carta Securities, LLC
Statement of Member's Equity
Year Ended December 31, 2018

Member's Equity, beginning of year	$	776,181
Member's contributions		454,800
Net loss		(429,901)
Member's Equity, end of year	$	801,080

The accompanying notes are an integral part of the financial statements

Carta Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net loss	$	(429,901)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Reclassification of intercompany payable to capital contribution		204,800
Deposit with clearing organization		(250,000)
Receivable from customers		29,150
Other receivable		(5,352)
Prepaid expenses		267
Accounts payable		(42,230)
Accrued expenses		13,755
Deferred revenue		9,495
Intercompany payable		19,347
Net cash used in operating activities		(450,669)
Cash Flows from Financing Activities		
Member's contributions		250,000
Net cash provided by financing activities		250,000
Net Decrease in Cash		(200,669)
Cash, beginning of year		822,550
Cash, end of year	$	621,881

Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

Supplemental Disclosure of Non-Cash transactions:

During the year ended December 31, 2018, the Parent forgave a total of $204,800 in reimbursments due from the Company. The amount was recognized as a member's contribution.

The accompanying notes are an integral part of the financial statements

1. Nature of Business

Carta Securities, LLC ("the Company") was incorporated in Delaware as a limited liability company in May 2015. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of introducing brokerage services and custodian services. The Company's headquarters and principal place of business is in San Francisco, California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash:

Cash includes money held in bank accounts at December 31, 2018.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of cash. The Company maintained cash primarily at one financial institution in 2018. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances are in excess of amounts that are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these deposits since inception.

Revenue Recognition:

The Company adopted Accounting Standards Codifications Topic 606, Revenue from Contracts with customers.

The Company recognizes revenue from its services when control is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC606 has no material impact on the Company's financial statements.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company accounts for revenue contracts with customers by applying the requirements of Topic 606, which include the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligation in a contract
- Determination of a transaction price
- Allocation of the transaction price to the performance obligation in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

The Company earns revenue for custodial subscription fees from customers to maintain custody of client securities. Custodial subscription revenue is recognized ratably over the subscription period. The subscription period begins on the commencement date per each contract, which is the date the Company's service is made available to the customer. The Company subscription contracts generally have annual contractual terms and are billed in advance with net 30 payment terms. The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

Income Taxes:

The Company is not a tax-paying entity for federal income tax purposes and, thus, no federal income tax expense has been recorded in the financial statements. Members are taxed individually on the Company earnings.

The Company is a registered limited liability company within the State of Delaware and is registered to do business in the State of California. Under California law, a limited liability company must pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception (2015, 2016, 2017 and 2018).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of not less than 2% of aggregate debit items from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate debits change day today, but on December 31, 2018, the Company's net capital was $780,653, which was $530,653 in excess of its minimum requirement of $250,000.

4. Deposit with Clearing Organization

The Company has a clearing agreement with its clearing organization to service its account and transfer funds and securities on behalf of the Company. The Company has a $250,000 clearing deposit with its clearing organization which serves as collateral for any amount due to the clearing organization for securities trading activity.

5. Securities Exchange Commission Rule 15c3-3

The Company holds customer securities for its customers. Therefore, the Company is not exempt from SEC Rule 15c3-3.

6. Member's Equity and Common Control

The existence of common control could result in operating results or the financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

7. Related Party

The Company and its Parent share personnel, administrative expenses, and office spaces. All costs incurred for such shares expenses are paid by the Parent and reimbursed by the Company in accordance with an expense sharing agreement. For the year ended December 31, 2018, the Parent forgave a total of $204,800 in expense reimbursements due from the Company. The amount was recognized as a member contribution and no balance is due to the Parent at December 31, 2018 for such costs.

During the year ended December 31, 2018, the Parent incurred legal consulting costs on behalf of the Company. At December 31, 2018, $19,347 is payable to the Parent for such costs.

7. Related Party (continued)

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions resulting among wholly unrelated third parties.

8. Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Lease (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize lease with terms longer than 12 month on their balance sheet. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-12 is effective for the Company as of its year ending December 31,2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

9. Subsequent Events

The Company evaluated subsequent events through the date the financial statements were available to be issued.

On January 1, 2019, the Company and its Parent entered into an Intercompany Service Agreement, under which the Company will be compensated by its Parent for providing brokerage and custodial services.

Carta Securities, LLC
Schedule I Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities And Exchange Commission
December 31, 2018

Net Capital, member's equity	$	801,080
Less nonallowaed assets		
Receivable from customers		15,075
Other receivable		5,352
Net capital before haircuts		780,653
Haircuts		
Security positions		-
Net capital, net of haircuts		780,653
Aggregate Indebtness		-
Computed Minimum Capital required (6.67% of aggregate indebtedness or minimum dollar net capital required)		-
Minimum Net Capital Required		250,000
Excess Net Capital	$	530,653
Percentage of Aggregate Indebtness to Net Capital		0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2018.

Schedule II

2019-02-08 02:25PM EST
Status: Accepted

BROKER OR DEALER

CARTA SECURITIES, LLC

as of 12/31/18

FORMULA FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS OF BROKERS AND DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (See Note A)	$ 0	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (See Note C)		4360		
4. Customers' securities failed to receive (See Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 0	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (See Note E)	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (See Note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(a)(1)(ii))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)			0	4490
23. If computation is made monthly as permitted, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including $ [4505] value of qualified securities, at end of reporting period				4510
25. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities				4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities			$	4530
27. Date of deposit (MMDDYY)				4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

See report of independent registered public accounting firm

2019-02-08 02:25PM EST
Status: Accepted

Schedule III

BROKER OR DEALER
CARTA SECURITIES, LLC as of 12/31/18

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:
   A. (k) (1)-Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]
   B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]
   C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
   ______ [4335] ______ [4570]
   D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B........ $ ______ [4586]
   A. Number of items........ ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... ______ [4588]
   A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ...Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See report of independent registered public accounting firm

Carta Securities, LLC
Report on Compliance Provisions
Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Carta Securities, LLC:

We have examined Carta Securities, LLC's statements, included in the accompanying Assertions Regarding Compliance, that (1) Carta Securities, LLC's internal control over compliance was effective during the year ended December 31, 2018; (2) Carta Securities, LLC's internal control over compliance was effective as of December 31, 2018; (3) Carta Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that Carta Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Carta Securities, LLC's books and records. Carta Securities, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Carta Securities, LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Carta Securities, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Carta Securities, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Carta Securities, LLC's internal control over compliance was effective as of and during the year ended December 31, 2018; Carta Securities, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from Carta Securities, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Carta Securities, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Carta Securities, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Carta Securities, LLC's statements referred to above are fairly stated, in all material respects.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

carta
SECURITIES, LLC

Compliance Report

Carta Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the year ended December 31, 2018;

(3) The Company's Internal Control Over Compliance was effective as of the year ended through December 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the year ended December 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Officer Signature

Edouard Mialhe, FINOP

February 28, 2019